UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 12, 2009

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

EVOTEC AG

Form 6-K

2

OTHER INFORMATION

On May 12, 2009, EVOTEC AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) (“Evotec”) issued a press release announcing its financial results for the first quarter ended March 31, 2009 and released its 2009 First Quarter Report. The press release and 2009 First Quarter Report are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

Included in the press release are adjusted results, which are considered non-GAAP financial measures. Evotec uses these measures to give additional insight into its financial performance as a supplement to understand, manage, and evaluate its business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with International Financial Reporting Standards (“IFRS”), but should not be considered as a substitute. The non-GAAP financial measure used in the press release is operating loss. These adjusted results exclude costs related to impairment charges and restructuring expenses. Management views these costs as not indicative of the profitability of Evotec’s ongoing or future operations and therefore considers the adjusted results as a supplement to be viewed in conjunction with the reported IFRS results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/s/ Klaus Maleck
Klaus Maleck
Chief Financial Officer

Date: May 14, 2009

3

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated May 12, 2009 - Evotec Announces First Quarter Results and Corporate Development Update

99.2	Evotec AG, First Quarter Report 2009

4

Exhibit 99.1

News Release

May 12, 2009
For further information please contact:	Evotec Announces First Quarter Results and Corporate Development Update
Dr Werner Lanthaler Chief Executive Officer	Hamburg, Germany – Evotec AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) today reported results and corporate development updates for the first quarter ended March 31, 2009.

+49.(0)40.560 81-242

+49.(0)40.560 81-333 Fax

werner.lanthaler@evotec.com

Anne Hennecke

Senior Vice President,

Investor Relations &

Corporate Communications

+49.(0)40.560 81-286

+49.(0)40.560 81-333 Fax

anne.hennecke@evotec.com

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

www.evotec.com

Highlights:

¡      Strong operational performance driven by successful Discovery Alliance Business

¡      Major set-backs in clinical development programs, especially failure of EVT 302 in smoking cessation (after period-end)

¡      Restructuring program “Evotec 2012 – Action Plan to Focus and Grow” implemented; drug discovery and development operations re-engineered (after period-end)

¡      New strategic partnership with Roche in treatment-resistant depression initiated

¡      Acquisition of Zebrafish Technology to further strengthen Discovery Alliance Business (after period-end)

¡      Changes in Top Management and Organization

Strong operational performance driven by Discovery Alliance Business (DAB)

Evotec’s revenues for the first quarter 2009 were EUR 8.2 million, up 13% from last year’s level (2008: EUR 7.3 million). This is mainly the result of strong underlying revenues from our discovery alliances business, higher income from licenses as well as a portion of the upfront payment from Roche (EUR 0.2 million), of which the recognition will be spread over the expected duration of the Phase II study with EVT 101. Gross margin improved to 36.2%.

Evotec’s operating loss increased to EUR 20.2 million primarily due to an impairment charge in the amount of EUR 6.6 million and restructuring expenses of EUR 1.4 million recognized in the first quarter. Operating loss before those extraordinary items improved by 15% to EUR 12.2 million as a result of a higher gross profit and lower R&D expenses.

Liquidity, which includes cash and cash equivalents (EUR 42.2 million), short-term investments (EUR 27.3 million) and auction rate securities (EUR 9.5 million), at the end of March 2009 continued to be strong and amounted to EUR 79.0 million (December 31, 2008: EUR 92.4 million). This amount does not include the upfront payment from Roche in the amount of $10 million (approximately EUR 8 million) which was paid in April to Evotec for the option to buy back the EVT 100 compound family.

News Release

Net loss amounted to EUR 21.8 million (2008: EUR 13.8 million). The negative impact on the net loss below the operating line resulted mainly from two non-cash items: the valuation of the put option for auction rate securities (EUR 0.6 million) and a foreign exchange loss of EUR 1.6 million as a result of the repayment of share capital related to the investment in Evotec (UK) Ltd, which was previously recorded as a component of equity and reclassified into the Company’s Statement of Operations in Q1 2009.

Evotec confirms its financial targets for the fiscal year 2009 published on March 27, 2009.

Two major milestones missed with EVT 201 and EVT 302, P2X7 progressing according to plan, delay in VR1

During the first four months of 2009, Evotec announced that it had missed two major milestones with its lead development candidates. Evotec did not achieve its partnering goal for the insomnia drug candidate EVT 201. In addition, the results from the Company’s Phase II proof-of-concept study investigating the potential of EVT 302 as an aid to smoking cessation showed no improvement in the quit rate compared to placebo.

Phase I clinical studies with Evotec’s small molecule P2X7 receptor antagonist, EVT 401, for the treatment of rheumatoid arthritis and other inflammatory conditions is progressing according to plans. Evotec expects to release results in mid 2009.

In the first quarter of 2009, Evotec’s partner on the VR1 collaboration, Pfizer, disclosed that the first small molecule VR1 (vanilloid receptor 1) antagonist that was in Phase I testing to treat pain did not yet meet the optimally required target profile. Pfizer will continue the collaboration and develop a follow-on antagonist that is in late-stage discovery. This means a delay for this program resulting in an impairment of EUR 6.6 million.

Restructuring Program “Evotec 2012 – Action Plan to Focus and Grow” implemented – drug discovery and development operations re-engineered – cash reach extended beyond 2012

Evotec conducted a thorough strategic business review which led to the implementation of the “Evotec 2012 – Action Plan to Focus and Grow” in March of this year. The core elements of this plan include:

1. Strengthen the discovery alliances business

2. Refocus the pipeline on most valuable assets

3. Build strategic alliances on more projects available

4. Significant reduction of operating expenses and strategic risks

Consequently, strict cost containment measures were implemented throughout the organization which will materialize starting in the second quarter 2009. Headcount in administrative functions was reduced by 20% with immediate effect. In addition, the setback in the progress of Evotec’s clinical pipeline has resulted in a re-organization of the clinical development group. Evotec has reduced headcount in this team by approximately 50%, but kept a fully functioning clinical development group to support all priority projects.

News Release

On May 5, 2009 Evotec announced that it had decided to re-engineer its drug discovery and development operations. The continuing strength of a successful Discovery Alliances Business gives Evotec the unique opportunity to more efficiently leverage its research and development infrastructure. As a consequence, all Evotec proprietary programs will be managed through its European operations. This will lead to a headcount reduction in research by more than 50% and an expected minimum of additional EUR 10 million annual cost savings from 2010 onwards. As a consequence, the US operations in South San Francisco, California will be wound down with immediate effect.

As a result of these measures, the Company expects its annual cash burn rate to be reduced by a minimum of 30% and its cash reach to be extended beyond 2012.

High value strategic partnership with Roche to develop EVT 101 – deal value exceeding $300 million

In March 2009, Evotec signed a partnership with Roche for the development of the EVT 100 compound family with a total potential deal value exceeding $300 million. In April, Roche has paid Evotec an upfront payment of $10 million and will fund the Phase II clinical study for EVT 101 in treatment-resistant depression and a Phase I program for EVT 103. Roche has an option to buy back the entire EVT 100 compound family after completion of the Phase II trial on EVT 101. If Roche exercises this option, Evotec will receive a $65 million payment from Roche plus substantial milestones and double-digit commercial payments. The Phase II study is expected to start in the second half of 2009.

Acquisition of zebrafish technology to further strengthen Evotec’s world-class leadership role in discovery alliances

On May 7, 2009, Evotec announced that it will acquire the zebrafish screening operations of Summit Corporation plc for £ 0.5 million in cash. This capability is valuable to drug discovery as it provides important whole organism data about the safety and toxicity of drug-like molecules at an early stage of lead optimization. Through this small acquisition, which is expected to add approximately £1.5 million revenues in 2010, Evotec is enhancing its world-class drug discovery platform in multiple areas.

Changes in Top Management and Supervisory Board

Dr Werner Lanthaler was appointed as new Chief Executive Officer; Dr Walter Wenninger has been nominated for election as New Supervisory Board member; and certain Top Management functions have been reorganized.

News Release

Conference Call

Evotec will hold a conference call today at 09.30 am CEST to discuss the financial results as well as progress of the first quarter of 2009. Dr Werner Lanthaler, Chief Executive Officer, will lead the call.

Conference call details:
Date:	Tuesday, May 12, 2009
Time:	09.30 a.m. CEST
08.30 a.m. BST
03.30 a.m. US time (East Coast)
From Europe:	+49.(0)69.5007 1308 (Germany)
+44.(0)20.7806 1955 (UK)
From the US:	+1.718.354 1388
Access Code:	8354186

A simultaneous slide presentation for participants dialing in via phone is available at www.equitystory.com, password: evotec0509.

Webcast details

To join the audio webcast and to access the presentation slides you will find a link on our home page www.evotec.com shortly before the event.

A replay of the conference call will be available for 24 hours and can be accessed in Europe by dialing +49.(0)69.22222 0418 (Germany) or +44.(0)20.7806 1970 (UK) and in the US by +1.718.354 1112. The access code is 8354186#. The on-demand version of the webcast will be available on our website: www.evotec.com - Investors – Financial Reports.

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. The Company has built substantial drug discovery expertise and an industrialized platform that can drive new innovative small molecule compounds into the clinic. In addition, Evotec has built a deep internal knowledge base in the treatment of diseases related to neuroscience, pain, and inflammation. Leveraging these skills and expertise the Company intends to develop best-in-class differentiated therapeutics and deliver superior science-driven discovery alliances with pharmaceutical and biotechnology companies.

Evotec has long-term discovery alliances with partners including Boehringer Ingel-heim, CHDI, Novartis, Ono Pharmaceutical and Roche. The Company’s has a P2X7 antagonist for the treatment of inflammatory diseases in clinical development and a series of preclinical compounds and development partnerships, including a strategic alliance with Roche for EVT 101, a subtype selective NMDA receptor antagonist, for use in treatment-resistant depression.

Forward-Looking Statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials,

News Release

strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that the Company may be unable to reduce its cash burn through recent restructuring and cost containment measures; risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; the risk that competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Exhibit 99.2

Evotec AG, First Quarter Report 2009

For further information please contact:	I. Management Report of the First Quarter 2009

Anne Hennecke Senior Vice President, Investor Relations & Corporate Communications	Evotec Announces Q1 09 Results and Corporate Development Update Highlights:
+49.(0)40.560 81-286 +49.(0)40.560 81-333 Fax anne.hennecke@evotec.com Evotec AG Schnackenburgallee 114 22525 Hamburg Germany www.evotec.com

¡      Strong operational performance driven by successful Discovery Alliance Business

¡      Major set-backs in clinical development programs, especially failure of EVT 302 in smoking cessation (after period-end)

¡      Restructuring program “Evotec 2012 – Action Plan to Focus and Grow” implemented; drug discovery and development operations re-engineered (after period-end)

¡      New strategic partnership with Roche in treatment-resistant depression initiated

¡      Acquisition of Zebrafish Technology to further strengthen Discovery Alliance Business (after period-end)

¡      Changes in Top Management and Organization

Strong operational performance driven by Discovery Alliance Business (DAB)

Evotec’s revenues for the first quarter 2009 were EUR 8.2 million, up 13% from last year, mainly the result of strong contributions from Evotec’s discovery alliances business. Gross margin improved to 36%.

Evotec’s operating loss increased to EUR 20.2 million primarily due to an impairment charge in the amount of EUR 6.6 million and restructuring expenses of EUR 1.4 million recognized in the first quarter. Operating loss before those extraordinary items improved by 15% to EUR 12.2 million.

Liquidity at the end of the first quarter continued to be strong: Cash and investments including auction rate securities amounted to EUR 79.0 million (December 31, 2008: EUR 92.4 million). This amount does not include the upfront payment from Roche of $10 million (approximately EUR 8 million) which was paid in April for the option to buy back the EVT 100 compound family.

Two major milestones missed with EVT 201 and EVT 302, delay in VR1, P2X7 progressing according to plan

During the first four months of 2009, Evotec announced that it had missed two major milestones with its lead development candidates. Evotec did not achieve its partnering goal for the insomnia drug candidate EVT 201. In addition, the results from the Company’s Phase II proof-of-concept study investigating the potential of EVT 302 as an aid to smoking cessation showed no improvement in the quit rate compared to placebo.

Phase I clinical studies with Evotec’s small molecule P2X7 receptor antagonist, EVT 401, for the treatment of rheumatoid arthritis and other inflammatory conditions is progressing according to plans. Evotec expects to release results in mid 2009.

In the first quarter of 2009, Evotec’s partner on the VR1 collaboration, Pfizer, disclosed that the first small molecule VR1 (vanilloid receptor 1) antagonist that was in Phase I testing to treat pain did not yet meet the optimally required target profile. Pfizer will continue the collaboration and develop a follow-on antagonist that is in late-stage discovery. This means a delay for this program resulting in an impairment of EUR 6.6 million.

Restructuring Program “Evotec 2012 – Action Plan to Focus and Grow” implemented – drug discovery and development operations re-engineered – cash reach extended beyond 2012

Evotec conducted a thorough strategic business review which led to the implementation of the “Evotec 2012 – Action Plan to Focus and Grow” in March of this year. The core elements of this plan include:

1.      Strengthen the discovery alliances business

2.      Refocus the pipeline on most valuable assets

3.      Build strategic alliances on more projects available

4.      Significant reduction of operating expenses and strategic risks

Consequently, strict cost containment measures were implemented throughout the organization which will materialize starting in the second quarter 2009. Headcount in administrative functions was reduced by 20% with immediate effect. In addition, the setback in the progress of Evotec’s

Evotec AG, First Quarter Report 2009	Page 2

clinical pipeline has resulted in a re-organization of the clinical development group. Evotec has reduced headcount in this team by approximately 50%, but kept a fully functioning clinical development group to support all priority projects.

On May 5, 2009 Evotec announced that it had decided to re-engineer its drug discovery and development operations. The continuing strength of a successful Discovery Alliances Business gives Evotec the unique opportunity to more efficiently leverage its research and development infrastructure. As a consequence, all Evotec proprietary programs will be managed through its European operations. This will lead to a headcount reduction in research by more than 50% and an expected minimum of additional EUR 10 million annual cost savings from 2010 onwards. As a consequence, the US operations in South San Francisco, California will be wound down with immediate effect.

As a result of these measures, the Company expects its annual cash burn rate to be reduced by a minimum of 30% and its cash reach to be extended beyond 2012.

High value strategic partnership with Roche to develop EVT 101 – deal value exceeding $300 million

In March 2009, Evotec signed a partnership with Roche for the development of the EVT 100 compound family with a total potential deal value exceeding $300 million. In April, Roche has paid Evotec an upfront payment of $10 million and will fund the Phase II clinical study for EVT 101 in treatment-resistant depression and a Phase I program for EVT 103. Roche has an option to buy back the entire EVT 100 compound family after completion of the Phase II trial on EVT 101. If Roche exercises this option, Evotec will receive a $65 million payment from Roche plus substantial milestones and double-digit commercial payments. The Phase II study is expected to start in the second half of 2009.

Acquisition of zebrafish technology to further strengthen Evotec’s world-class leadership role in discovery alliances

On May 7, 2009, Evotec announced that it will acquire the zebrafish screening operations of Summit Corporation plc for £ 0.5 million in cash. This capability is valuable to drug discovery as it provides important whole organism data about the safety and toxicity of drug-like molecules at an early stage of lead optimization. Through this small acquisition, which is expected to add approximately £1.5 million revenues in 2010, Evotec is enhancing its world-class drug discovery platform in multiple areas.

Changes in Top Management and Supervisory Board

On March 6, 2009, Dr Werner Lanthaler was appointed as new Chief Executive Officer.

Dr Walter Wenninger has been nominated for election as New Supervisory Board member.

Certain Top Management functions have been reorganized (see discussion on Human Resources on page 6).

Evotec AG, First Quarter Report 2009	Page 3

A. Report on the financial situation and results 1. Results
Revenues

Evotec’s revenues for the first quarter 2009 were EUR 8.2 million, up 13% from last year’s level (2008: EUR 7.3 million). This is mainly the result of strong underlying revenues from our discovery alliances business, higher income from licenses as well as a portion of the upfront payment from Roche (EUR 0.2 million), of which the recognition will be spread over the expected duration of the Phase II study with EVT 101.

Geographically, 49% of Evotec’s revenues were generated with pharmaceutical and biotechnology companies or non-profit organizations located in the US, 38% with European companies and 13% with companies located in Japan and the Rest of the World. This compares to 56%, 37% and 7%, respectively, in the same period of the previous year, reflecting the increasing importance of the partnership with Ono Pharmaceutical to Group revenues.

Operating cost structure

Costs of revenue for the first quarter 2009 amounted to EUR 5.3 million (2008: EUR 5.2 million) yielding an improved gross margin of 36.2% (2008: 29.4%). The improvement is largely attributable to favorable foreign exchange effects over the prior year and higher income from licenses. Gross margins in the future may continue to be volatile, and significantly depend on the receipt of potential milestone or out-licensing payments, as described in more detail in the 2008 Annual Report.

R&D expenditure for the first quarter 2009 decreased by 19% to EUR 10.3 million (2008: EUR 12.8 million). R&D expenses were lower despite the inclusion of the Renovis R&D costs primarily due to the fact that the prior year’s quarter included a milestone payment granted to Roche for the start of Phase II studies with EVT 302 (EUR 3 million) and higher clinical expenses compared to the current quarter. Spending going forward is expected to decline significantly due to the focus on core programs and the reduction of early discovery expenses, as well as a result of R&D funding for EVT 101 and EVT 103 from Roche.

SG&A expenses for the first quarter 2009 increased 43% to EUR 4.8 million (2008: EUR 3.3 million). The increase was primarily due to the inclusion of Renovis SG&A expenses. In addition, SG&A expenses in the first quarter of the prior year were reduced due to the reversals of certain provisions. At the end of the first quarter 2009, headcount in SG&A on a pro-forma basis for Evotec and Renovis was 9% lower compared to the same period of the previous year, and will further decline following the cost containment measures implemented since the end of March 2009.

Evotec AG, First Quarter Report 2009	Page 4

The first quarter 2009 included restructuring expenses in the amount of EUR 1.4 million resulting from the cost reduction measures mentioned above. Additional restructuring expenses will occur during the remainder of the year expecting to total up to approximately EUR 4 million.

Evotec has recorded an impairment charge in the first quarter of 2009 in the amount of EUR 6.6 million. Evotec’s partner on the VR1 collaboration, Pfizer, disclosed that the first small molecule VR1 (vanilloid receptor 1) antagonist that was in Phase I testing to treat pain did not yet meet the optimally required target profile. Pfizer will continue the collaboration and develop a follow-on antagonist that is in late-stage discovery. The impairment reflects changes in Evotec’s discounted cash flow model for VR1.

Other operating income and expenses result mainly from the sublease of facilities and administrative support services to PerkinElmer Cellular Technologies (former Evotec Technologies) with a positive contribution. In the first quarter 2008 they also included services to Aptuit following the sale of the Chemical Development Business in 2007.

Financial results

Evotec’s operating loss for the first quarter 2009 increased by 41% to EUR 20.2 million (2008: EUR 14.4 million) primarily due to the impairment charge and restructuring expenses mentioned above. The operating loss before these extraordinary items improved by 15% to EUR 12.2 million.

Net loss amounted to EUR 21.8 million (2008: EUR 13.8 million). The negative impact on the net loss below the operating line resulted mainly from two non-cash items: the valuation of the put option for auction rate securities (EUR 0.6 million) and a foreign exchange loss of EUR 1.6 million as a result of the repayment of share capital related to the investment in Evotec (UK) Ltd, which was previously recorded as a component of equity and reclassified into the Company’s Statement of Operations in Q1 2009.

Loss per share for the first quarter 2009 was EUR 0.21 (2008: EUR 0.19). Despite higher net loss the net loss per share only slightly increased in the first quarter 2009 due to the additional shares issued in May 2008 to the former Renovis shareholders.

2. Financing and financial position

Cash flow and liquidity

Cash flow used in operating activities for the first quarter 2009 was EUR (17.9) million mainly due to the continued high level of investment in Evotec’s R&D pipeline. The increase over the prior year results mainly from the inclusion of Renovis and severance payments.

“Adjustments to reconcile net loss to net cash used in operating activities” included in 2009 the impairment charge (EUR 6.6 million), amortization (EUR 0.1 million), depreciation (EUR 1.4 million) and the valuation of the put option for auction rate securities (EUR 0.6 million).

Evotec AG, First Quarter Report 2009	Page 5

Cash flow from investing activities was EUR 3.6 million and results primarily from the purchase and sale of money market funds which resulted in a net cash increase of EUR 3.5 million. Capital expenditures decreased to EUR 0.1 million.

Cash flow from financing activities was EUR (1.0) million and related mainly to the repayment of loans.

Liquidity, which includes cash and cash equivalents (EUR 42.2 million), short-term investments (EUR 27.3 million) and auction rate securities (EUR 9.5 million), at the end of March 2009 amounted to EUR 79.0 million (December 31, 2008: EUR 92.4 million). This amount does not include the upfront payment from Roche in the amount of $10 million (approximately EUR 8 million) which was paid in April to Evotec for the option to buy back the EVT 100 compound family. For further discussion of the auction rate securities please see Note 8 to the Consolidated Interim Financial Statements.

3. Assets and liabilities

The trade accounts receivables as of March 31, 2009 include EUR 9.0 million related to the Roche upfront payment for the option to buy back the EVT 100 compound family. The relating deferred revenues as of March 31, 2009 amounted to EUR 7.3 million. Intangible assets as of March 31, 2009 decreased as a result of an impairment charge in the amount of EUR 6.6 million resulting from the decision of Pfizer to delay development of the clinical Phase I candidate in the VR1 program in the first quarter 2009. More details and all further material changes of assets and liabilities during the first quarter 2009 are described in the Notes to the Consolidated Interim Financial Statements.

Evotec’s capital structure is unchanged compared to the end of 2008. The total number of ordinary shares outstanding as of the date of this report is 108,838,715.

Evotec’s equity ratio as of March 31, 2009 continued to be high at 77.5%.

4. Human resources

Werner Lanthaler appointed as new Chief Executive Officer

On March 6, 2009, Evotec announced the appointment of Dr Werner Lanthaler as Chief Executive Officer. In his previous position, Dr Lanthaler served as Chief Financial Officer of Intercell AG. In this role, he was also responsible for Business Development and Marketing & Sales. During his tenure, Intercell developed from a venture-backed biotechnology company

Evotec AG, First Quarter Report 2009	Page 6

into a global vaccine player. His experience in building a highly successful company, his track record in business and corporate development, and his strong sense for the creation of shareholder value are a perfect match with Evotec’s strategy to transform itself into a streamlined biopharmaceutical company.

Walter Wenninger nominated for election as new Supervisory Board member

At the next Annual General Meeting to be held on June 4, 2009, Evotec’s Supervisory Board proposes the election of Dr Walter Wenninger as new member of the Company’s Supervisory Board. He will replace John Walker who decided not to make himself available for nomination again due to other commitments. All other current Supervisory Board members will be proposed for re-election.

Dr Wenninger has significant experience in strategic management, research & development and sales & marketing from leading positions in the international pharmaceutical industry. His career includes more than 30 years at Bayer AG where he held top-executive management positions within the life science business in Europe and the United States. From 1994 to 2000 Dr Wenninger served as a member of the Management Board of Bayer AG. Evotec will greatly benefit from his international industry background and his experience in strategic reorganizations.

William Jenkins to advise Evotec in Strategic Clinical Development

Evotec is pleased to announce that the Chairman of the Company’s Scientific Advisory Board, Dr William Jenkins, will advise the Company in Strategic Clinical Development.

Changes in Top Management

In the context of Evotec’s cost containment measures, the Company has downsized its Management Team and reorganized certain Top Management functions. As a consequence, Charmion Gillmore, Human Resources, Anne Hennecke, Corporate Communications & Investor Relations, and Dr Tim Tasker, Clinical Development, will leave the company effective May 31, June 30, and April 30 respectively. Anne Hennecke and Charmion Gillmore will remain consultants to Evotec.

Employees

At the end of March 2009 414 people were employed within the Evotec group, an increase of 37 compared to the end of March 2008 (377). The increase is a result of the acquisition of Renovis which has been part of the Evotec group since May 2008 and had 64 employees at the end of the first quarter 2009. As a result of the strategic cost containment measures announced on March 27 and May 5, Evotec is reducing its headcount by more than 90 positions which will bring its workforce to a total of below 350.

Evotec AG, First Quarter Report 2009	Page 7

Headcount reductions are taking place across the entire organization in the US, UK and Germany.

Stock-based compensation

In the first three months of 2009, 400,000 options were granted to Dr Werner Lanthaler, the new Chief Executive Officer of Evotec. No options were exercised. As of March 31, 2009, the total number of options available for future exercise amounted to 3,774,569 (approximately 3% of shares in issue). Options have been accounted for under IFRS 2 using the fair value method at the measurement date.

In connection with the acquisition of Renovis, Evotec issued shares to a trust as replacement for outstanding options and similar share-based compensation arrangements involving Renovis employees. Of those issued shares 993,894 were released from this trust.

Shareholdings of the Boards of Evotec AG

	Number of shares		Share options
Management Board
Dr Werner Lanthaler	99,000		400,000
Dr Klaus Maleck	0		150,000
Dr Mario Polywka	30,000		355,000
Supervisory Board
Dr Flemming Ornskov	0		0
Dr Hubert Birner	7,221		0
Dr Peter Fellner	4,936		0
Dr Corey Goodman	448,216	*	480,232	**
Mary Tanner	52,401		0
John Walker	47,272	*	101,312	**

March 31, 2009

*       Common share equivalents to ADSs

**     Common share equivalents to ADS based equity awards

Pursuant to §15a of the German Securities Trading Act (Wertpapierhandelsgesetz), the above table lists separately for each member of our Management and Supervisory Board, the number of Company shares held, and rights for such shares granted to each board member as of March 31, 2009.

B. Risks and Opportunities Report

The risks and opportunities mentioned in the Annual Report 2008 remain unchanged. However, the delay of VR1 and the failure of EVT 302 in smoking cessation in April decrease our clinical product portfolio and thereby the chances of partnering and/or successfully introducing drug products to the market.

Evotec AG, First Quarter Report 2009	Page 8

C. Important events after the end of the first quarter 2009

On April 14, 2009 Evotec announced that the results of our Phase II proof-of-concept study on EVT 302 failed to demonstrate any significant improvement in the quit rate compared with placebo. The Company is currently re-assessing the future of EVT 302, given the overall potential of MAO-B inhibitors in a number of indications and the excellent safety profile demonstrated by EVT 302 in this study.

On May 5, 2009 Evotec announced that in the context of its Evotec 2012 – Action Plan to Focus and Grow, the Company is re-engineering its drug discovery and development operations to improve efficiency and realize further cost saving potential. The continuing strength of a successful Discovery Alliances Business gives Evotec the unique opportunity to more efficiently leverage its research and development infrastructure. As a consequence, all Evotec proprietary programs will be managed through its European operations. This is expected to lead to a minimum of EUR 10 million annual cost savings from 2010 onwards. As a consequence, approximately 45 people will leave the Company and the US operations in South San Francisco, California will be wound down with immediate effect.

D. Outlook

2009 financial guidance confirmed

In 2009, total Group revenues before out-licensing income are expected to reach last year’s guidance of above € 35m. These assumptions are based on the current order book, expected new contracts and contract extensions as well as the achievement of certain research milestones. In the context of its “Evotec 2012 – Action Plan to Focus and Grow” Evotec expects R&D expenses to significantly decrease from 2008 levels. The Company will focus its pipeline investments on its core value assets, spending below € 30m in 2009 in R&D. SG&A expenses are expected to decrease due to cost reductions in all parts of the Group. Consequently, Evotec’s Group operating result for 2009, not including impairment and restructuring expenses, is expected to improve significantly over 2008. The Evotec Group started the year 2009 with € 92.4m of cash, investments and auction rate securities. The Company expects these funds to be sufficient to fund Evotec’s operations for more than three years. The year-end 2009 liquidity position is expected to exceed € 65m.

Note: The 2008 and 2009 results are not fully comparable. On May 2, 2008, the Company completed the acquisition of Renovis, Inc. Consequently, the operating results of Renovis from the period January 1, 2009 through March 31, 2009 are included in the accompanying consolidated interim statements of operation for the first quarter ended March 31, 2009 while no contribution from Renovis is included in the prior year.

Evotec AG, First Quarter Report 2009	Page 9

II. Consolidated Interim Financial Statements

Condensed consolidated statements of operations Evotec AG and Subsidiaries

Euro in thousands except share data	Three months ended in March 31
	2009	2008
Revenue	8,238	7,313
Costs of revenue	5,259	5,161

Gross profit	2,979	2,152
Operating costs and expenses:
– Research and development expenses	10,319	12,810
– Selling, general and administrative expenses	4,793	3,345
– Amortization of intangible assets	78	301
– Restructuring expenses	1,444	116
– Impairment of intangible assets	6,630	—
– Other operating income	(220)	(422)
– Other operating expenses	184	380

Total operating costs and expenses	23,228	16,530

Operating loss	(20,249)	(14,378)

Other non-operating income (expense):
– Interest income	247	614
– Interest expense	(164)	(119)
– Gain (loss) from equity investments	15	(40)
– Other expense from financial assets	(590)	—
– Other income from financial assets	167	473
– Foreign currency exchange gain (loss), net	(1,271)	41
– Other non-operating expense	—	(4)
– Other non-operating income	12	13

Total non-operating income	(1,584)	978

Loss before taxes	(21,833)	(13,400)
– Current tax expense	(4)	(174)
– Deferred tax expense	(10)	(266)

Net loss	(21,847)	(13,840)
Weighted average shares outstanding	106,564,331	73,868,447
Net loss per share (basic and diluted)	(0.21)	(0.19)

Evotec AG, First Quarter Report 2009	Page 10

Condensed consolidated balance sheets Evotec AG and Subsidiaries

Euro in thousands except share data	March 31, 2009	December 31, 2008
Assets
Current assets:
– Cash and cash equivalents	42,225	55,064
– Investments	27,270	29,034
– Trade accounts receivables	13,451	2,531
– Accounts receivables due from related parties	—	—
– Inventories	2,398	2,139
– Current tax receivables	908	1,373
– Other current financial assets	1,107	951
– Prepaid expenses and other current assets	2,767	1,986

Total current assets	90,126	93,078
Non-current assets:
– Long-term investments	10	10
– Long term investments accounted for using the equity method	432	417
– Property, plant and equipment	17,767	18,468
– Intangible assets, excluding goodwill	41,736	47,167
– Goodwill	13,903	13,288
– Auction rate securities	9,482	8,303
– Other non-current financial assets	1,887	2,169

Total non-current assets	85,217	89,822

Total assets	175,343	182,900

Liabilities and stockholders’ equity
Current liabilities:
– Current maturities of long-term loans	1,953	2,579
– Current portion of finance lease obligations	318	356
– Trade accounts payable	7,299	6,371
– Accounts payable to related parties	914	820
– Advanced payments received	26	275
– Provisions	5,202	6,859
– Deferred revenues	8,692	1,238
– Current tax payables	2,079	1,719
– Other current financial liabilities	1,171	609
– Other current liabilities	678	1,000

Total current liabilities	28,332	21,826
Non-current liabilities:
– Long-term loans	7,966	8,047
– Long-term finance lease obligations	275	346
– Deferred tax liabilities	1,543	1,463
– Deferred revenues	527	580

Evotec AG, First Quarter Report 2009	Page 11

– Provisions	799	779

Total non-current liabilities	11,110	11,215
Stockholders´ equity:
– Share capital	108,839	108,839
– Treasury Shares	(44)	—
– Additional paid-in capital	647,532	647,163
– Reserve	(25,198)	(32,762)
– Accumulated deficit	(595,228)	(573,381)

Total stockholders’ equity	135,901	149,859

Total liabilities and stockholders’ equity	175,343	182,900

Evotec AG, First Quarter Report 2009	Page 12

Condensed consolidated statements of cash flows Evotec AG and Subsidiaries

Euro in thousands	Three months ended March 31,
	2009	2008
Cash flows from operating activities:
– Net loss	(21,847)	(13,840)
– Adjustments to reconcile net loss to net cash used in operating activities	8,924	4,006
– Change in assets and liabilities	(5,016)	(5,693)

Net cash used in operating activities	(17,939)	(15,527)

Cash flows from investing activities:
– Purchase of current investments	(5,196)	(10,256)
– Purchase of property, plant and equipment	(107)	(1,057)
– Proceeds from sale of property, plant and equipment	1	—
– Proceeds from sale of financial assets	166	—
– Proceeds from sale of current investments	8,738	15,002

Net cash provided by investing activities	3,602	3,689

Cash flows from financing activities:
– Transaction costs	—	(1,200)
– Purchase of own stock	(44)	—
– Repayment of loans	(941)	(196)

Net cash used in financing activities	(985)	(1,396)

Net decrease in cash and cash equivalents	(15,322)	(13,234)
– Exchange rate difference	2,483	(436)
– Cash and cash equivalents at beginning of year	55,064	37,991

Cash and cash equivalents at end of the period	42,225	24,321

Evotec AG, First Quarter Report 2009	Page 13

Consolidated interim statements of changes in stockholders’ equity Evotec AG and Subsidiaries

	Share capital				Reserve
Euro in thousands except share data	Shares	Amount	Additional paid-in capital	Treasury shares	Foreign currency translation	Asset reva- luation reserve	Accu- mulated deficit	Total Stock- holders’ equity
Balance at January 1, 2008	73,868,447	73,868	627,676	(99)	(42,827)	7,029	(495,094)	170,553
Stock option plan	—	—	144	—	—	—	—	144
Income and expense recognized directly in equity:
– Foreign currency translation	—	—	—	—	(6,380)	—	—	(6,380)
– Revaluation	—	—	—	—	—	—	—	—
Total income and expense recognized directly in equity	—	—	—	—	(6,380)	—	—	(6,380)
Net loss	—	—	—	—	—	—	(13,840)	(13,840)
Total recognized income and expense								(20,220)
Balance at March 31, 2008	73,868,447	73,868	627,820	(99)	(49,207)	7,029	(508,934)	150,477

Balance at January 1, 2009	108,838,715	108,839	647,163	—	(38,835)	6,073	(573,381)	149,859
Stock option plan	—	—	369	—	—	—	—	369
Purchase of treasury shares	—	—	—	(44)	—	—	—	(44)
Income and expense recognized directly in equity:
– Foreign currency translation	—	—	—	—	6,945	—	—	6,945
– Revaluation of available-for -sale securities	—	—	—	—	—	619	—	619
Total income and expense recognized directly in equity	—	—	—	—	6,945	619	—	7,564
Net loss	—	—	—	—	—	—	(21,847)	(21,847)
Total recognized income and expense								(14,283)
Balance at March 31, 2009	108,838,715	108,839	647,532	(44)	(31,890)	6,692	(595,228)	135,901

Evotec AG, First Quarter Report 2009	Page 14

Notes to the unaudited interim condensed consolidated financial statements

1. Basis of presentation

The accompanying unaudited consolidated interim financial statements of Evotec have been prepared in accordance with International Financial Reporting Standards (IFRS) in conjunction with IAS 34. The accounting policies used to prepare interim information are the same as those used to prepare the audited consolidated financial statements for the year ended December 31, 2008.

The interim consolidated financial statements do not include all of the information and footnotes required under IFRS for complete financial statements according to IAS 1. As a result, these interim financial statements should be read in conjunction with the audited consolidated financial statements and notes as of and for the year ended December 31, 2008.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included.

2. Basis of consolidation

The basis of consolidation changed. As of May 2, 2008, Evotec acquired 100% of the shares in Renovis, Inc. which was fully consolidated from this date onwards. Therefore the consolidated interim financial statements 2008 and 2009 are not fully comparable.

3. Basis of estimation

In the consolidated interim financial statements for the three months ended March 31, 2009, the Company has used the same estimation processes as those used to prepare the audited consolidated financial statements for the year ended December 31, 2008.

4. Acquisitions

The Company acquired in a share-for-share transaction 100% of shares in Renovis, Inc., South San Francisco, California, USA, a company operating in the field of drug discovery and development with a focus on pain and inflammation. This acquisition was effective as of May 2, 2008.

The following unaudited pro forma information is based on the assumption that the investment in Renovis, Inc. occurred as of 1 January 2008:

2008
T€
Pro-forma revenues	7,915
Pro-forma net loss	(18,601)
Pro-forma basic and diluted loss per share	(0.18)

Evotec AG, First Quarter Report 2009	Page 15

5. Trade accounts receivables

The trade accounts receivables as of March 31, 2009 included an amount of T€ 9,012 with regard to the Roche upfront payment in connection with the option to buy back rights to the entire EVT 100 family of compounds.

6. Long-term investments

As of March 31, 2009 the Company’s carrying amount of the investment in Evotec-RSIL Ltd amounted to T€ 432. The share of the net income amounted to T€ 15 in the first three months of 2009.

7. Intangible assets, excluding goodwill

The Company’s collaborative partner on the VR1 program, Pfizer, stopped development of the clinical Phase I candidate in the first quarter 2009. Due to this event, the Company performed an impairment test on VR1, an intangible asset acquired in the business combination with Renovis. The impairment test is based on a discounted cash flow model by using the assumptions of a Long Range Plan (LRP) for 19 years to determine a value for the cash generating project. The discount rate considering the risks and rewards of the activities used in the impairment test was 13.3%. As a result of this test the Company concluded that an impairment in the amount of T€ 6,630 is deemed necessary. The carrying amount of all developed technologies from the acquisition of Renovis at March 31, 2009 amounted to T€ 12,243.

8. Auction rate securities

The auction rate securities acquired in the Renovis acquisition are classified as available-for-sale which are measured at fair value with unrealized gains and losses reported as a component of “Reserve” in stockholders’ equity.

Due to the illiquidity of the ARSs, the Company utilized a discounted cash flow (“DCF”) model to derive an estimate of fair value of these securities at March 31, 2009. The discounted cash flow model includes estimates with respect to the amount and timing of future interest payments, projections of interest rates, and the rate of return required by investors to own such securities given the current liquidity risk associated with the ARSs. As a result, the Company recorded an unrealized gain of T€ 619 in the first quarter 2009 directly in equity. The current valuation represents a discount of approximately 12.1% on the par value of the auction rate securities.

9. Other non-current financial assets

Other non-current financial assets as of March 31, 2009 consist primarily of Put Options related to these ARSs in the amount of T€ 1,261. In accordance with IAS 39, the Put Option is considered to be a derivative and is measured at fair value with gains or losses recorded in the statement of operations at each period end. The Company, using a DCF model to measure the Put Option, recorded expenses of T€ 590 in the first quarter 2009.

Evotec AG, First Quarter Report 2009	Page 16

10. Deferred revenues

The deferred revenues as of March 31, 2009 included an amount of T€ 7,342 with regard to the Roche upfront payment in connection with the option to buy back rights to the entire EVT 100 family of compounds. The revenue recognition of this upfront payment will be spread over the expected duration of the Phase II study with EVT 101.

11. Stockholders’ equity

In the first quarter 2008, the Company intended to issue equity to Roche as a milestone payment for the initiation of Phase II trials with EVT 302 and therefore recorded a payment in additional paid in capital as of March 31, 2008. In the second quarter 2008, Evotec decided to make the payment to Roche in cash rather than in shares, avoiding dilution at a low share price. As a consequence, the additional paid in capital was reversed.

12. Restructuring expenses

The Company announced in the first quarter 2009 that it will restructure to focus on core value programs and significantly reduce its operating costs. Due to this decision, the Company recognized restructuring expenses in the amount of T€ 1,444 mainly from estimated severance payments and related personnel expenses.

13. Foreign currency exchange loss

In accordance with IAS 21 the Company recognized a foreign exchange loss of T€ 1,674 as a result of the reduction of the capital reserve of one subsidiary, paid to Evotec AG in the first three months 2009. This is deemed to be a repayment of share capital resulting in the cumulative foreign exchange losses related to the investment in this subsidiary, which were previously recorded as a component of equity, being reclassified into the Company’s statement of operations in 2009.

Forward-looking statements

Information set forth in this report contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that the Company may be unable to reduce its cash burn through recent restructuring and cost containment measures; risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; the risk that competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply

Evotec AG, First Quarter Report 2009	Page 17

with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Evotec AG, First Quarter Report 2009	Page 18